July 17, 2018

Xingliang Li
Chief Executive Officer
Fuqin Fintech Limited
No.8 Guanghua Dongil
Xhonghai Guangchang, South Tower, 7th Floor
Chaoyang District, Beijing, PRC 100020

       Re:     Fuqin Fintech Limited
               Amendment No. 2 to
               Draft Registration Statement on Form F-1
               Submitted June 28, 2018
               CIK No. 0001723141

Dear Mr. Li:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
March 28, 2018 letter.

Industry and Market Background, page 6

1. We note your response to comment 3. There does not appear to be a description of how you ensure that the borrowed funds are used for real consumption with specified uses.
       Please provide us with further description of your business practices as well as revise your filing to indicate how you are able make those assurances, and in what Stage the use of borrowed funds is part of the process.
 Xingliang Li
Fuqin Fintech Limited
July 17, 2018
Page 2

Loan Performance Rate, page 55

2. We note your response to comment 6 that the lower delinquency rate associated with loans paying interest first and principal at maturity was mainly due to the small volume of loans under this method as they accounted for only 17.96% of the total loans facilitated through your platform. We also note your response to comment 6 that due to its lower percentage compared to the total revenue, the delinquency data related to this method may not be representative of the population and produce and objective and comparable result for the two methods. Please address the following:
           Tell us what consideration was given to calculating the delinquency rates separately for each method rather than using the total portfolio of loans in the denominator as this would appear to provide a better understanding of the risks by loan type.
           Tell us what consideration was given to calculating average delinquency rates for your on-line and offline channels, independently, rather than using total portfolio loans in the denominator.
           Lastly, please revise your disclosure to include a definition of "average delinquency rates," providing the components of the calculation.

Ability to Maintain the Borrowers in a Cost-Effective Manner, page 55

3. We note your response to comment 8. If material, please quantify the number and percentage of your borrowers that are "qualified customers" under your program.

Comparison of the Fiscal Years Ended December 31, 2017 and December 31, 2016, page 59

4. We note your response to comment 5 and your revised disclosure under the section
       "Specific Factors Affecting Our Results of Operations" on pages 55 to
58. These revised
       disclosures do not appear to adequately address material changes in balance sheet items.
       Please expand your disclosure to provide a fulsome discussion and analysis of changes in financial position, addressing any material events and / or causes for significant fluctuations in specific balance sheet line items from year to year that would better facilitate an understanding of your financial condition and changes in financial condition.
       Refer to Instructions to paragraph 303(a) in Item 303 of Regulation S-K for guidance.

Business - Overview, page 67

5. We note your response to comment 13 that the company is not responsible for storage costs associated with repossessed vehicles as these costs are covered in the disposal costs of the vehicles and are not borne by the company. Please revise your disclosure to identify and discuss all "disposal costs", including but not limited to storage costs, identifying the responsible party for each of these costs, and referencing the contractual arrangement or other support for the respective accounting treatment. Xingliang Li
Fuqin Fintech Limited
July 17, 2018
Page 3

6. As a related matter, please revise your disclosure to include a discussion similar to that provided in response to comment 13 that the company does not repair or recondition the repossessed vehicles for resale and that they will be sold as is.

Services offered to Lenders, page 73

7. We note your response to comments 19 and 20. Please clarify if a lender can change its lending parameters for escrowed funds not yet dispersed to borrowers.

Our platform and the service process   Stage 6: Servicing and Asset Protection,
page 76

8. We note your response to comment 1 that you cannot provide the requested disclosure differentiating between default and delinquency, or quantify the default rate for loans facilitated on your platform, by channel (i.e., on-line vs offline) for each quarter presented due to the fact that you do not differentiate or separately track default and delinquency information. We also note your disclosed default statistics on page 77 that as of December 31, 2017, 52% of the defaulted loans were settled prior to disposition,
       29% of the collected cars were sold off and the remaining collected cars were still pending for negotiations with borrowers for final resolution of repayments. Please tell us how you are able to quantify these default related statistics in light of your response and revised disclosure that you do not differentiate or separately track default data.
       Alternatively, please provide the disclosures originally requested in comment 1.

        You may contact Benjamin Phippen, Staff Accountant, at (202) 551-3697 or Amit Pande,
Accounting Branch Chief, at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall, Staff Attorney, at (202)
551-3234 or me at (202) 551-3369 with any other questions.


                                                            Sincerely,

                                                            /s/ Era Anagnosti

                                                            Era Anagnosti
                                                            Legal Branch Chief
                                                            Office of Financial
Services